EXHIBIT 99(6)

Translation from Hebrew of Immediate Report
relating to the Appointment of an Outside Director
of
Scailex Corporation Ltd.

December 31, 2006

To:	To
Israel Securities Authority	The Tel-Aviv Stock Exchange

Immediate Report relating to the Appointment of A Director (Individual)
Regulation 34(b) of Securities Law Regulations (Periodic & Immediate Reports) 1970

1.	Personal and Family Name: Dror Barzilai
Type of Identity Number: (Israel) Identity Number
Identity Number: 51955995
Citizenship: An individual with an Israeli citizenship.

2.	Date of birth: August 28, 1953.

3.	Address for serving legal notices: 23 Carmeli Street, Ramat Gan 52223.

4.	The position to which he was appointed: Outside Director

5.	Previous position in the Company prior to the Appointment: None.

6.	Date of commencement of term of office: December 31, 2006.

7.	Education:

Degree	Subject	Name of Academic Institution
Graduate	Economics and Accounting	Tel Aviv University
Other	Graduate of the Advanced Management Program (AMP)	Harvard Business School, USA

Other education and professional certificates: A Certified Public Accountant

8.	Business Activities during the last 5 years:

Position	Work place	Duration
Chief Executive Officer	Nestle Ice Cream (Israel)
Outside Director and Chairman of AuditCommittee	Clal Credit Insurance Ltd.
Active Deputy Chairman of the Board of Directors	Soy Magic (UK)

9.	N/A.

10.	The Director serves as a director in another corporation - Clal Credit Insurance Ltd.

11.	The Director is not an employee of the Corporation, of a subsidiary, of a company affiliated with the Corporation or an interested party in it.

12.	The Director is not a family member of another interested party in the Corporation.

13.	The Director does not hold shares and convertible securities of the Corporation, of a subsidiary or of a company affiliated with the Corporation.

14.	The Director is a member of the audit committee and the investment committee of the company.

15.	Does the Company view the Director as a person who has accounting and financial expertise? Yes.